April 13, 2022

VIA EDGAR SUBMISSION

Attn: Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Container Store Group, Inc.

Form 10-K for Fiscal Year Ended April 3, 2021

Form 10-Q for Fiscal Quarter Ended January 1, 2022

File No. 001-36161

Dear Messrs. Rhodes and Decker:

Pursuant to our telephone correspondence with Mr. Rhodes and Mr. Decker on April 5, 2022, The Container Store Group, Inc. (the “Company”) is providing this letter as an addendum to our response to the staff of the Securities and Exchange Commission filed on March 25, 2022 regarding the Company’s Form 10-K for the fiscal year ended April 3, 2021 and the Form 10-Q for the fiscal quarters ended October 2, 2021 and January 1, 2022. In this letter, we have provided the draft disclosures we expect to include in our Form 10-K for the fiscal year ended April 2, 2022 (the “2021 Form 10-K”) and our Forms 10-Q for the fiscal quarters ending July 2, 2022, October 1, 2022 and December 31, 2022 (together, the 2022 Forms 10-Q”).

RESPONSE

Presentation in Consolidated Statements of Cash Flows

In future filings, the Company will update the investing activity in the Consolidated statements of cash flows to present two additional line items titled: 1) Investments in non-qualified plan trust and 2) Proceeds from non-qualified plan trust redemptions, to reflect the purchases and sales of the underlying investments held in the rabbi trust in accordance with ASC 230-10-45-11 through 45-13. Please see Exhibit A to this letter, which shows how we plan to present this information in the Consolidated statements of cash flows in the 2021 Form 10-K. In addition, please see Exhibit B to this letter, which shows how we plan to present the revised Consolidated statement of cash flows in our 2022 Forms 10-Q.

Narrative Explanation in Note 1. Nature of Business and Summary of Significant Accounting Policies

In future filings, we will include disclosure in the “Basis of presentation” section of “Note 1. Nature of business and summary of significant accounting policies” to describe the impact of the immaterial reclassification error on the Consolidated statement of cash flows for the previously issued fiscal 2021 interim financial statements. Please see Exhibit C to this letter as an example of how we plan to present this information in the Notes to consolidated financial statements in our Form 10-K for the fiscal year ended April 2, 2022. Please also see Exhibit D to this letter, which shows how we plan to present this information in the Notes to consolidated financial statements in our 2022 Forms 10-Q.

Enhanced Disclosure on Non-Qualified Retirement Plan in Note 6. Employee Benefit Plans

In future filings, we also will expand the disclosures in “Note 6. Employee benefit plans” to include additional information about the non-qualified retirement plan. Please see Exhibit E to this letter, which shows how we plan to present this information in the Notes to consolidated financial statements in our 2021 Form 10-K.

Exhibit A:

The Container Store Group, Inc.

Consolidated statements of cash flows

(audited)

	Fiscal Year Ended
	April 2,	April 3,	March 28,
(In thousands)	2022	2021	2020
Operating activities
Net income	$—	$58,283	$14,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	34,731	38,638
Stock-based compensation	—	7,823	3,110
(Gain) loss on disposal of assets	—	16	(2)
Loss on extinguishment of debt	—	893	—
Deferred tax expense (benefit)	—	(4,740)	148
Non-cash interest	—	1,870	1,862
Other	—	161	316
Changes in operating assets and liabilities (exclusive of effects of acquisition):
Accounts receivable	—	(1,497)	(1,002)
Inventory	—	(2,403)	(17,293)
Prepaid expenses and other assets	—	(3,821)	830
Accounts payable and accrued liabilities	—	35,203	(3,531)
Net change in lease assets and liabilities	—	(4,118)	49
Income taxes	—	11,346	(6,876)
Other noncurrent liabilities	—	2,912	(247)
Net cash provided by operating activities	—	136,659	30,489

Investing activities
Additions to property and equipment	—	(17,176)	(33,619)
Closet Works acquisition, net of cash acquired	—	—	—
Investments in non-qualified plan trust	([●])	(182)	(367)
Proceeds from non-qualified plan trust redemptions	[●]	1,810	626
Proceeds from sale of property and equipment	—	65	17
Net cash used in investing activities	—	(15,483)	(33,343)

Financing activities
Borrowings on revolving lines of credit	—	56,132	63,603
Payments on revolving lines of credit	—	(66,227)	(59,585)
Borrowings on long-term debt	—	200,000	115,000
Payments on long-term debt	—	(355,954)	(54,251)
Payment of debt issuance costs	—	(5,579)	—
Payment of taxes with shares withheld upon restricted stock vesting	—	(931)	(373)
Proceeds from the exercise of stock options	—	496	—
Net cash (used in) provided by financing activities	—	(172,063)	64,394

Effect of exchange rate changes on cash	—	819	(1,149)

Net increase (decrease) in cash	—	(50,068)	60,391
Cash at beginning of fiscal period	—	67,755	7,364
Cash at end of fiscal period	$—	$17,687	$67,755

Supplemental information:
Cash paid during the year for:
Interest	$—	$16,661	$18,316
Taxes	$—	$16,939	$13,944

Supplemental information for non-cash investing:
Purchases of property and equipment (included in accounts payable)	$—	$2,251	$2,471

Exhibit B:

The Container Store Group, Inc.

Consolidated statements of cash flows

	Twenty-Six Weeks Ended
	October 1,	October 2,
(In thousands) (unaudited)	2022	2021
Operating activities
Net income	$—	$44,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	16,745
Stock-based compensation	—	1,955
Gain on disposal of assets	—	(5)
Deferred tax expense (benefit)	—	454
Non-cash interest	—	940
Other	—	(247)
Changes in operating assets and liabilities:
Accounts receivable	—	(2,105)
Inventory	—	(42,836)
Prepaid expenses and other assets	—	(4,587)
Accounts payable and accrued liabilities	—	17,359
Net change in lease assets and liabilities	—	(4,493)
Income taxes	—	(5,562)
Other noncurrent liabilities	—	30
Net cash provided by operating activities	—	22,515

Investing activities
Additions to property and equipment	—	(14,585)
Investments in non-qualified plan trust	([●])	(130)
Proceeds from non-qualified plan trust redemptions	[●]	2,592
Proceeds from sale of property and equipment	—	5
Net cash used in investing activities	—	(12,118)

Financing activities
Borrowings on revolving lines of credit	—	24,923
Payments on revolving lines of credit	—	(24,863)
Borrowings on long-term debt	—	5,000
Payments on long-term debt	—	(5,597)
Payment of taxes with shares withheld upon restricted stock vesting	—	(4,677)
Proceeds from the exercise of stock options	—	226
Net cash used in financing activities	—	(4,988)

Effect of exchange rate changes on cash	—	41

Net increase (decrease) in cash	—	5,450
Cash at beginning of fiscal period	—	17,687
Cash at end of fiscal period	$—	$23,137

Supplemental information for non-cash investing:
Purchases of property and equipment (included in accounts payable)	$—	$3,083

Exhibit B (continued):

The Container Store Group, Inc.

Consolidated statements of cash flows

	Thirty-Nine Weeks Ended
	December 31,	January 1,
(In thousands) (unaudited)	2022	2022
Operating activities
Net income	$—	$58,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	25,412
Stock-based compensation	—	3,159
(Gain) loss on disposal of assets	—	(14)
Loss on extinguishment of debt	—	—
Deferred tax expense (benefit)	—	4,459
Non-cash interest	—	1,412
Other	—	(264)
Changes in operating assets and liabilities (exclusive of effects of acquisition):
Accounts receivable	—	(3,729)
Inventory	—	(64,945)
Prepaid expenses and other assets	—	(3,105)
Accounts payable and accrued liabilities	—	11,161
Net change in lease assets and liabilities	—	(5,680)
Income taxes	—	(8,221)
Other noncurrent liabilities	—	(2,614)
Net cash provided by operating activities	—	15,591

Investing activities
Additions to property and equipment	—	(24,029)
Closet Works acquisition, net of cash acquired	—	(19,445)
Investments in non-qualified plan trust	([●])	(267)
Proceeds from non-qualified plan trust redemptions	[●]	2,605
Proceeds from sale of property and equipment	—	17
Net cash used in investing activities	—	(41,119)

Financing activities
Borrowings on revolving lines of credit	—	48,913
Payments on revolving lines of credit	—	(48,913)
Borrowings on long-term debt	—	38,000
Payments on long-term debt	—	(6,633)
Payment of debt issuance costs	—	—
Payment of taxes with shares withheld upon restricted stock vesting	—	(4,677)
Proceeds from the exercise of stock options	—	566
Net cash provided by (used in) financing activities	—	27,256

Effect of exchange rate changes on cash	—	(407)

Net increase (decrease) in cash	—	1,321
Cash at beginning of fiscal period	—	17,687
Cash at end of fiscal period	$—	$19,008

Supplemental information for non-cash investing:
Purchases of property and equipment (included in accounts payable)	$—	$3,978

Exhibit C:

1. Nature of business and summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain items in these consolidated financial statements have been reclassified to conform with current period presentation.

During the fourth quarter of fiscal 2021, the Company identified an immaterial error in the presentation of the purchases and sales of the underlying investments held in the rabbi trust related to the non-qualified retirement plan in the Consolidated statement of cash flows. Purchases and sales of investments in the rabbi trust were presented on a net basis as cash flows from operating activities in previously issued financial statements, rather than on a gross basis as cash flows from investing activities. While the error affects the cash flows from operating and investing activities, the error had no impact on the net increase (decrease) in cash for the previously reported periods. The Company concluded that the errors were not material to any prior or current periods from a combined quantitative and qualitative perspective. As such, the Company has reclassified $[●] of net cash inflows from operating activities into investing activities in the fourth quarter of fiscal 2021, of which $2,462 of net cash inflows is related to the second quarter of fiscal 2021. The financial statement line item impacted within operating activities is Prepaid expenses and other assets, and the financial statement line items impacted within investing activities are Investments in non-qualified plan trust and Proceeds from non-qualified plan trust redemptions.

Although the Company has determined that this error was not material to its previously issued interim financial statements for fiscal 2021, or its previously issued financial statements for fiscal 2020 and fiscal 2019, the Company has revised the previously issued Consolidated statements of cash flows for fiscal 2020 and fiscal 2019 to correct for such error, which revisions are reflected in this Form 10-K filing. The Company also intends to revise the interim Consolidated statements of cash flows for fiscal 2021 to correct for this error in connection with its future filings of Form 10-Q in fiscal 2022.

The following tables present the effects of the changes in presentation of these cash flows, compared to the previously reported Consolidated statements of cash flows:

	Fiscal Year Ended April 3, 2021
(In thousands)	As Reported	Adjustment	As Corrected
Prepaid expenses and other assets	$(2,193)	(1,628)	$(3,821)
Net cash provided by operating activities	138,287	(1,628)	136,659
Investments in non-qualified plan trust	—	(182)	(182)
Proceeds from non-qualified plan trust redemptions	—	1,810	1,810
Net cash used in investing activities	$(17,111)	1,628	$(15,483)

	Fiscal Year Ended March 28, 2020
(In thousands)	As Reported	Adjustment	As Corrected
Prepaid expenses and other assets	$1,089	(259)	$830
Net cash provided by operating activities	30,748	(259)	30,489
Investments in non-qualified plan trust	—	(367)	(367)
Proceeds from non-qualified plan trust redemptions	—	626	626
Net cash used in investing activities	$(33,602)	259	$(33,343)

Exhibit D:

1. Description of business and basis of presentation

These financial statements should be read in conjunction with the financial statement disclosures in our Annual Report on Form 10-K for the fiscal year ended April 2, 2022, filed with the Securities and Exchange Commission (“SEC”) on [●] (the “2021 Annual Report on Form 10-K”). The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). We use the same accounting policies in preparing quarterly and annual financial statements. All adjustments necessary for a fair presentation of quarterly operating results are reflected herein and are of a normal, recurring nature. Certain items in these consolidated financial statements have been reclassified to conform to the current period presentation. Consistent with our disclosures in the 2021 Annual Report on Form 10-K, the Company has revised the fiscal 2021 interim period presentation of the purchases and sales of the underlying investments held in the rabbi trust related to the nonqualified retirement plan in the Consolidated statement of cash flows from operating activities to investing activities. See “Note 1. Nature of business and summary of significant accounting policies” of the Notes to consolidated financial statements in our 2021 Annual Report on Form 10-K for additional information.

The following table presents the effects of the changes in presentation of these cash flows, compared to the previously reported Consolidated statements of cash flows:

Presentation for Form 10-Q for fiscal quarter ending July 2, 2022
	Thirteen Weeks Ended July 3, 2021
(In thousands)(unaudited)	As Reported	Adjustment	As Corrected
Prepaid expenses and other assets	$(4,183)	$—	$(4,183)
Net cash provided by operating activities	3,737	—	3,737
Investments in non-qualified plan trust	—	(39)	(39)
Proceeds from non-qualified plan trust redemptions	—	39	39
Net cash used in investing activities	$(7,561)	$—	$(7,561)

Presentation for Form 10-Q for fiscal quarter ending October 1, 2022
	Twenty-Six Weeks Ended October 2, 2021
(In thousands)(unaudited)	As Reported	Adjustment	As Corrected
Prepaid expenses and other assets	$(2,125)	$(2,462)	$(4,587)
Net cash provided by operating activities	24,977	(2,462)	22,515
Investments in non-qualified plan trust	—	(130)	(130)
Proceeds from non-qualified plan trust redemptions	—	2,592	2,592
Net cash used in investing activities	$(14,580)	$2,462	$(12,118)

Presentation for Form 10-Q for fiscal quarter ending December 31, 2022
	Thirty-Nine Weeks Ended January 1, 2022
(In thousands)(unaudited)	As Reported	Adjustment	As Corrected
Prepaid expenses and other assets	$(767)	$(2,338)	$(3,105)
Net cash provided by operating activities	17,929	(2,338)	15,591
Investments in non-qualified plan trust	—	(267)	(267)
Proceeds from non-qualified plan trust redemptions	—	2,605	2,605
Net cash used in investing activities	$(43,457)	$2,338	$(41,119)

All references herein to “fiscal 2022” refer to the 52-week fiscal year ending April 1, 2023, “fiscal 2021” refer to the 52-week fiscal year ended April 2, 2022, and “fiscal 2020” refer to the 53-week fiscal year ended April 3, 2021.

Exhibit E:

6. Employee benefit plans

Non-qualified retirement plan

The Company has a non-qualified retirement plan whereby certain employees can elect to defer a portion of their compensation into retirement savings accounts. Under the plan, there is no requirement that the Company match contributions, although the Company may contribute matching payments at its sole discretion. No matching contributions were made to the plan during any of the periods presented. The Company has established a rabbi trust that serves as an investment to the corresponding non-qualified plan liability. The assets of the rabbi trust are general assets of the Company and primarily consist of mutual funds.

The total fair value of the plan asset recorded in other current assets was $[●] and $5,707 as of April 2, 2022 and April 3, 2021, respectively. The total carrying value of the plan liability recorded in accrued liabilities was $[●] and $5,712 as of April 2, 2022 and April 3, 2021, respectively.

Please do not hesitate to telephone the undersigned at (972) 538-6787 if you have any questions regarding this response letter.

Very truly yours,

/s/ Jeffrey A. Miller

Jeffrey A. Miller

Chief Financial Officer